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SECURITIES AND EXCHANGE COMMISSION

02018118

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SEC FILE NUMBER
8-53257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Monarch Securities, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 7th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Kiely (212) 826-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

3-19

OATH OR AFFIRMATION

I, Jeffrey N. Greenblatt, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Monarch Securities, Ltd, as December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ZENIA RUIZ
Notary Public, State of New York
No. 01RU6045542
Qualified in New York County
Commission Expires July 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MONARCH SECURITIES, LTD

December 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Monarch Securities, Ltd

We have audited the accompanying statement of financial condition of Monarch Securities, Ltd as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Monarch Securities, Ltd as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 4, 2001

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Monarch Securities, Ltd

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$200,522
Due from clearing broker	118,512
Total assets	$319,034

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliate	$ 38,196
Accounts payable and accrued liabilities	19,095
	57,291
Stockholder's equity	
Total stockholder's equity	261,743
Total liabilities and stockholder's equity	$319,034

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A - GENERAL BUSINESS

Monarch Securities, Ltd (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on June 27, 2000 under the laws of the State of Delaware and was in the start-up phase during the period from the date of incorporation until October 9, 2001, when the Company was approved for membership with the NASD. The Company's business activities include brokerage for affiliated investment partnerships and managed customer accounts. The Company introduces its business on a fully disclosed basis through a clearing broker.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds at a major money center.

2. *Commissions*

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. *Income Taxes*

   The Company files its tax return as an "S" Corporation under the Internal Revenue Code. In lieu of Federal corporation income taxes, the stockholders of an "S" Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been provided for in these financial statements.

4. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with one clearing broker on behalf of its customers pursuant to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers. In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions through the clearing broker. The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring the Company to maintain a collateral account. The collateral account shall include at all times cash and securities having a market value of $50,000. At December 31, 2001, the collateral account had a cash balance of $50,128, which is included in due from broker on the statement of financial condition.

NOTE D - RELATED PARTIES

The Company acts as introducing broker for Monarch Capital L.P. and Monarch Partners L.P., as well as several accounts managed by an affiliated entity, Monarch Capital Holdings, Ltd ("MCH"). The Company earned commission income from these funds, of which $68,384 is outstanding and is included in due from broker on the statement of financial condition at December 31, 2001.

The Company reimbursed MCH for compensation and overhead expenses paid by MCH. For the year ended December 31, 2001, the Company recorded reimbursements to MCH, of which $38,196 is outstanding and is included in due to affiliate on the statement of financial condition.

NOTE F - NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital as defined, to be 6-2/3% of aggregate indebtedness (12.5% for the first twelve months as an NASD member) or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $261,743, which exceeded minimum net capital requirements by $254,582.